March 19, 2008

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	The X-Change Corporation Form 10-KSB for the Fiscal Year Ended December 31, 2006 Form 10-QSB for the Fiscal Quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 File No. 002-41703

Dear Mr. Spirgel:

We have received your letter dated February 21, 2008, containing comments on the above referenced documents and references to your original letter dated December 14, 2007 and our supplemental response letter dated February 5, 2008.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the above noted filings do not foreclose the Commission from taking any action with respect to the filing. We also represent that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Following please find our responses, numbered to correspond to each of your comments.

Please feel free to contact me at 972-747-0051, ex. 113, or our securities attorney, Kevin Woltjen at 214-651-2344, if you have any questions or require any further information regarding these matters.

Sincerely,

George DeCourcy
Chief Financial Officer

Encl.

cc: Kevin Woltjen, Strasburger & Price, LLP

Form 10-KSB for the Fiscal Year ended December 31, 2006

Note 6 – Common Stock Transactions, page F-17

1.	We note your response to comment 3. We provided one example as an illustration in our comment, however, our question related to the broader issue of how the company is accounting for shares issued to consultants. There are a number of instances noted per page F-18 of your filing that we intended your response to address. As requested in our initial comment, please clarify whether your policy for accounting for stock compensation associated with shares issued to consultants is based on the value of services received or the fair value of the shares issued. If there are any instances of compensation being based on the value of the services received, please explain your basis for concluding that this value is/was more reliably measurable than the fair value of your equity instruments, or revise your accounting.

Response:

The Company accounts for shares issued to consultants in accordance with Financial Accounting Standards Board Statement Number 123(R) (“FAS 123(R)”). In all cases referenced in the Form 10-KSB for the fiscal year ended December 31, 2006 the fair value of goods and services received was used to measure the transaction as it was considered more reliably measurable than the fair value of the equity instruments issued.

Management believes that it is extremely difficult to place a value on the shares of the Company’s stock, and even more so in the case of stock issued for goods or services as such stock is restricted under Rule 144. Though the Company’s stock is traded on the OTC Bulletin Board securities market, trading during 2006 was extremely thin and volatile and was considered inappropriate to use in assessing a value for purposes of a service transaction. On the other hand, the value of the consultant services used during the period referenced was generally well known and negotiated at arm’s length. For this reason, it is considered more reliable and has been used in the referenced transactions in accordance with paragraph 7 of FAS 123(R).

Note 10 – Merger/Acquisition, page F-21

2.	We note your response to comment 4. As management is responsible for preparing the company’s financial statements, it is unclear why the company is unable to explain the accounting for the acquisition of AirGate. As requested in our initial comment, please tell us how you accounted for the acquisition of AirGate including discussion of the value attributed to the shares issued as consideration, the purchase price allocation showing how the company allocated the purchase price to the assets acquired, as well as how the company determined the appropriate values to allocate.

Response:

The 2005 acquisition of AirGATE was a simple share for share exchange and accounted for using the purchase method of accounting. The transaction was recorded with a $10,000 debit to an X-Change asset account and a credit to Common Stock. The valuation was agreed upon by the parties to the transaction and reflects the fact that neither company had significant net assets at the time of the transaction. The valuation was based more on the percentage of the X-Change outstanding shares that would be owned by the parties after the transaction. The acquired company, AirGATE, had a negative net worth and nominal assets and the recipient of the X-Change common stock in the transaction considered the shares to be of nominal value. No independent valuation exercise was undertaken by either party to the transaction. No specific allocation of purchase price to assets was undertaken as book values were considered reasonable.

Though different valuation techniques could be considered, management believes that no intangible or asset values other than those as filed could be justified beyond the end of 2005. Any adjustment by virtue of a different valuation methodology would simply result in an equal impairment charge for 2005 thus resulting in an adjustment of equity accounts. Accordingly management does not believe a reconsideration of valuation is warranted and that this would be immaterial to users of the financial reports. This matter has been discussed with the prior independent accountants and they concur with this evaluation.

Note 6	– Restatement – 2006, page 11

3.	We note your response to comment 7. It is unclear why the company has yet to file an Item 4.02 Form 8-K reporting the restatement. Please file the Form 8-K or tell us when you plan to do so.

Response:

The Company changed accountants during 2007 and based on advice of the new accountants, the Company made the preliminary decision to restate the 2006 Form 10-KSB for certain transactions under the assumption that the prior accountants would agree with the restatement provisions. The proposed adjustments were extremely technical and new management wanted to obtain confirmation and agreement from the prior accountants (who would be required to sign off on such restatement) prior to filing a Form 8-K on the matter. The prior accountants, when presented with the restatement request, eventually responded that they were not necessarily in agreement with the restatement and wanted to review the issue further. The uncertainty as to the correct accounting procedures on an extremely technical item caused management to question its preliminary decision thus deferring the need for a definitive 8-K filing until the issue was resolved. The matter is under intense scrutiny at this time as the Company works to resolve the issue with both accounting firms.

We expect this matter will be resolved within the next few weeks as both accountants are keenly aware of the issues and working to reconcile their interpretations. When this matter is resolved, assuming all agree that a restatement is appropriate, we will file a Form 8-K on this matter.

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